UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Resignation of Chief Operating Officer

On June 26, 2026, Gus Gomes notified Blue Gold Limited (the “Company”) of his resignation from his position as Chief Operating Officer of the Company, effective July 26, 2026. Mr. Gomes will be joining the Company’s advisory board.

Mr. Gomes’s resignation was not the result of any disagreement with the Company, its management, its Board of Directors, or on any matter relating to the Company’s operations, policies, or practices.

Nasdaq Corporate Governance – Home Country Practice

As a company incorporated under the laws of the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth in Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series.

The Company has elected to follow Cayman Islands home country practice in lieu of complying with Nasdaq Listing Rule 5635(d) (the “20% Rule”), which generally requires shareholder approval prior to the issuance of securities in connection with certain transactions, including certain private placements, at a price less than the greater of book or market value which equals 20% or more of the ordinary shares of the Company or voting power outstanding before the issuance. Under Cayman Islands law, no equivalent shareholder approval requirement applies, and the Company’s amended and restated memorandum and articles of association do not impose such a requirement.

Mourant Ozannes (Cayman) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to comply with the 20% Rule. A copy of this letter is attached hereto as Exhibit 99.1.

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, including all the risk factors detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Legal Opinion of Mourant Ozannes (Cayman) LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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